January 27, 2014

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Enviva Partners, LP

Draft Registration Statement on Form S-1

Submitted December 6, 2013

File No. 377-00391

Dear Mr. Ingram:

On behalf of Enviva Partners, LP (the “Registrant”), we have separately filed Amendment No. 1 (“Amendment No. 1”) of the above referenced registration statement (the “Registration Statement”). Enclosed herewith is a supplemental package of information provided in response to comments 11 and 12 in the letter from the Securities and Exchange Commission dated December 30, 2013.

Industry and Market Data, page v

11.	Please provide us with copies of the reports citing the market and industry data you provide throughout your prospectus, marked with page references tracking your disclosures in the filing. Specifically, this includes reports cited to Hawkins Wright, the Department of Energy and Climate Change, the U.S. Forest Service, Forest2Market, and the data in the Industry Overview and Fiber Procurement sections. This also includes your statement on page 6 that more than 60% of Southern U.S. timber resources are owned by individuals and small companies. Additionally, please disclose whether the information in these reports represents the most recently available data and, therefore, remains reliable. Please also disclose whether you funded or were otherwise affiliated with the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. We may have additional comments after we review your response.

Response: In our letter dated January 27, 2014, we provided the Registrant’s response to this comment. As discussed therein, we hereby provide copies of each third-party report referenced in the Registration Statement, highlighted to indicate the applicable portion or section containing the relevant data and cross-referenced to the

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

Securities and Exchange Commission January 27, 2014 Page 2

appropriate location in Amendment No. 1. The number in each cross reference contained in the annexes to this letter refers to the relevant page of Amendment No. 1, and we have also enclosed a circle-up of the relevant pages of Amendment No. 1 that corresponds to such cross references.

Annex A contains a spreadsheet prepared by Hawkins Wright regarding current worldwide wood pellet demand and supply and its forecast for future demand and supply. This spreadsheet supports the forecast data contained in the graph on page 101 of Amendment No. 1, the first paragraph under the heading “Global Demand for Utility-Grade Wood Pellets” on the same page, the “Demand Outlook for Utility-Grade Wood Pellets” section starting on page 106 of Amendment No. 1, and the “Forecast of the Utility-Grade Wood Pellet Supply-Demand Gap” section on page 111 of Amendment No. 1.

Annex B contains a spreadsheet prepared by Hawkins Wright regarding current worldwide production capacity and expected production capacity of plants that are under construction or financed for completion by 2016. The forecast data contained therein supports Hawkins Wright’s supply forecast, both in graphical and narrative form, contained under “Supply Outlook for Utility-Grade Wood Pellets,” starting on page 109 of Amendment No. 1.

Annex C contains a spreadsheet prepared by Hawkins Wright using the final energy consumption and renewable energy share data for EU nations published by Eurostat, a Directorate-General of the European Commission. Eurostat’s data, which is available on its website, is also included in Annex C. The materials contained in Annex C support the information contained in the graph on page 104 of Amendment No. 1 and the narrative descriptions below the graph.

Annex D contains a report published by the Department of Energy and Climate Change, a British governmental entity, in July 2013. The statistical information contained in Table 8 on pages 27 to 28 of the report forms the basis of the information set forth in the graph on page 105 of Amendment No. 1. Page 17 of the report also contains a graphical presentation of a subset of the information contained in Table 8. As explained in the notes to the graph on page 105 of Amendment No. 1, the levelized cost estimates have been converted to U.S. dollars at an assumed exchange rate of $1 to £0.65.

Annex E contains statistical information published by Extension Forestry at North Carolina State University regarding the delivered price history of pine pulpwood and hardwood pulpwood in North Carolina from 1988 to 2012. The state-wide average delivered prices contained therein is presented in graphical form on page 125 of Amendment No. 1. The prices have been converted from dollars per cord to dollars per short ton at rates of 2.61 short tons per cord in the case of pine pulpwood and 2.80 short tons per cord for hardwood pulpwood, which the Registrant believes is reasonable based on its experience.

Securities and Exchange Commission January 27, 2014 Page 3

Annex F contains tables with statistical information for 2012 prepared and made available by the U.S. Forest Service for public review and comment.

•	Page 38 of the report is the basis for the statements on pages 124 and 125 of Amendment No. 1 that the net volume of growing stock on timberland in the U.S. South was 307 billion cubic feet in 2012 and that such net volume increased by 20% from 1997 (256 billion cubic feet).

•	Table 36 on pages 117 and 118 of the report is the basis for the statement on page 124 of Amendment No. 1 that the U.S. South accounted for 62% (8.0 billion cubic feet) of total removals of wood from U.S. timberlands.

•	Page 7 of the report (Table 10) is the basis for the statement on pages 124 and 125 of Amendment No. 1 that the area of the U.S. South timberland was 210 million acres in 2012 and 205 million acres in 1997.

In addition, we have provided supplemental information with respect to the following statement:

•	Multiple references to statistic that more than 60% of Southern U.S. timber resources are owned by individuals and small companies (pages 6, 114 and 125)

Response: Attached please find as Annex G a report published by the U.S. Forest Service which substantiates the statistic referenced above. Please see the highlighted portions on page 10 of the report. The figures highlighted therein form the basis of the “Southern U.S. Timber Ownership in 2007” chart on page 125 of Amendment No. 1 and substantiate the statistic above. As set forth in the report, as of 2007, private noncorporate owners accounted for 60% of forest land in Southern U.S., while private corporate entities owned 26.5%. The report does not specify the specific percentage of Southern U.S. forest land owned by small private corporate entities, which we refer to as “small companies,” but we assume that some portion of the private corporate owner category comprises such owners and that, when combined, individuals and small companies together owned more than 60% of forest land in Southern U.S. in 2007.

12.	In the first sentence, you state that you “are the world’s largest supplier of utility-grade wood pellets to major power generators.” Here and throughout the prospectus, please disclose the measure or measures (e.g., volume, sales, etc.) by which you are the world’s largest supplier. In addition, please provide us with supplemental support for this statement, as well as the statement in the first paragraph that your existing production constitutes 14% of current global utility-grade wood pellet supply and the statement on page 2 that your 1.6 million MTPY production capacity represents approximately 17% of total European market demand.

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Response: In our letter dated January 27, 2014, we provided the Registrant’s response to this comment and explained the basis of the statements to which the comment refers. Attached please find as Annex A a spreadsheet prepared by Hawkins Wright supporting the current European market demand figures contained in the Registration Statement. As highlighted in yellow in Annex A, total European demand was 9,470,000 metric tons in 2013, according to Hawkins Wright. The Registrant’s total production capacity (approximately 1.6 million metric tons) is approximately 17% of such demand. Please find also attached as Annex B a spreadsheet prepared by Hawkins Wright supporting the current worldwide production capacity. As highlighted in Annex B, current worldwide production capacity is 10,950,000 metric tons according to Hawkins Wright. The Registrant’s total production capacity is approximately 14% of such worldwide capacity.

Information provided in or accompanying this document on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Please direct any questions that you have with respect to the foregoing responses, the supplemental materials or with respect to Amendment No. 1 to E. Ramey Layne at (713) 758-4629 or to Daniel B. Spelkin at (713) 758-2067.

Very truly yours,

/s/ Vinson & Elkins L.L.P.

Vinson & Elkins L.L.P.

Enclosures

cc:	William H. Schmidt, Jr. – Enviva Partners, LP

Sean Wheeler – Latham & Watkins LLP